

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

<u>Via Facsimile</u>
Joseph T. Dunsmore
President and Chief Executive Officer
Digi International Inc.
11001 Bren Road East
Minnetonka, MN 55343

      Re: **Digi International Inc.**
             Form 10-K for the Fiscal Year Ended September 30, 2011
             Filed November 29, 2011
             File No. 001-34033

Dear Mr. Dunsmore:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Patrick Gilmore

                            Patrick Gilmore
                            Accounting Branch Chief